Contact

www.linkedin.com/in/wolfgangbaier (LinkedIn)
www.luxasia.com (Company)

Top Skills

Change Management
Business Development
Business Transformation

Languages

English (Full Professional)
German (Native or Bilingual)
French (Limited Working)

Honors-Awards

Singapore Best Chief Executive Officer Award 2014
Deloitte Best Managed Companies Award
Medal of Commendation - Singapore May Day Awards 2014
Asia CEO of the Year
Deloitte Best Managed Companies Award

Dr. Wolfgang Baier

Developing People | Transforming Companies | Enhancing Lives for our brighter Future
Graz, Styria, Austria

Summary

Developing People | Transforming Companies | Enhancing Lives for our brighter Future

Experience

DKSH
Director Board Of Directors
March 2019 - Present (6 years 11 months)
Zürich Area, Switzerland

Independent Board Director (Verwaltungsrat)

Private Real Estate Co.
Business Owner
August 2008 - Present (17 years 6 months)
Graz, Styria, Austria

tapouts
Co-Founder
March 2020 - Present (5 years 11 months)

LUXASIA
9 years 5 months

Advisor to the Chairman
July 2025 - December 2025 (6 months)
Singapore

Group Chief Executive Officer
August 2016 - June 2025 (8 years 11 months)
Singapore

Transforming Companies. Championing Leaders. Mentoring Millennials.

Aramex
Director Board Of Directors

May 2018 - June 2020 (2 years 2 months)
Dubai

Independent Board Director & Member of the Strategy Committtee

McKinsey & Company
Digital Campus Advisory Board Member
November 2015 - April 2019 (3 years 6 months)
Singapore

Ministry of Trade and Industry (Singapore)
Committee Future Economy & Council, Sub-Committee Member & Co-Chair
March 2017 - June 2018 (1 year 4 months)
Singapore

Shangri-La Hotels and Resorts
Technology Advisory Committee Member
August 2016 - July 2017 (1 year)
Hong Kong

Singapore Post Ltd
Group Chief Executive Officer & Board Director
February 2011 - June 2016 (5 years 5 months)
Singapore

CEO International from Feb 2011-Oct 2011

McKinsey & Company
Partner
2001 - February 2011 (10 years)
Europe, Asia

Education

University of Exeter
Master's degree, Business Administration and Management, General · (1997 - 1998)

Stanford University Graduate School of Business
Scale Up Program, Business Administration and Management, General · (October 2023 - October 2023)

University of Vienna
Doctor of Law (J.D.), Law · (1999 - 2001)

Karl-Franzens-Universität Graz
Master of Business Administration (M.B.A.) · (1992 - 2000)

Karl-Franzens-Universität Graz
Master of Laws (LL.M.) · (1992 - 2000)